Exhibit 99.1

297634

PRESS RELEASE

LA MONDIALE AND AEGON STRENGTHEN THEIR PARTNERSHIP BY AN INCREASE

OF CAPITAL IN LA MONDIALE PARTICIPATIONS

Paris, The Hague, December 13, 2004 – After two years of successful cooperation and recognizing strong prospects for further joint developments, AEGON’s stake in LA MONDIALE PARTICIPATIONS, a subsidiary of LA MONDIALE Mutuelle, will increase from 20% to 35% through an increase of capital. The expanded partnership announced today allows both groups to take advantage of the acknowledged growth opportunities in the French and European pension markets.

Since its establishment, the partnership between AEGON and LA MONDIALE has led to several significant developments, including the creation of the first specialized European group pension network (AEGON Pension Network) to respond to the strong growth of the European pension markets, and the development of a specialized platform in Luxemburg aimed at expatriates.

Utilizing the extensive expertise of AEGON, LA MONDIALE was also the first in France to successfully develop a new distribution channel, commonly known as worksite marketing, which targets individual employees at their places of employment with pensions and long-term savings products.

“This enhanced partnership with LA MONDIALE reaffirms our common vision of the business opportunities in the European pension markets”, said AEGON’s chairman of the Executive Board Donald J. Shepard. “Providing innovative pension solutions that meet the changing needs in France and throughout Europe is a top priority for both LA MONDIALE and AEGON.”

Patrick Peugeot, chairman and CEO of LA MONDIALE, commented: “This agreement enables us to share our respective experiences in the area of pensions and to develop profitable activities together. LA MONDIALE Mutuelle remains a 65% shareholder of LA MONDIALE PARTICIPATIONS.”

About LA MONDIALE

LA MONDIALE is a French mutual life insurance company. The group specializes in the areas of pensions and life insurance. Ranked 8th in the French life insurance market in 2003, the company has developed a broad distribution strategy which relies on its own networks, in addition to partnerships. The group is active in France, the French overseas territories, in Luxemburg and in Spain. LA MONDIALE is one of the most financially strong life insurers in France and has been rated A+ by Standard & Poor’s and Fitch Ratings.

LA MONDIALE PARTICIPATIONS was created in 1999 by LA MONDIALE Mutuelle in order to hold its activities with a non-mutual character:

•	LA MONDIALE Partenaire is the leader in France in the distribution of specialized savings products through third-party distributors, such as banks and financial advisor networks. LA MONDIALE Partenaire currently holds EUR 13 billion in assets under management;

•	Arial Assurance is number one in France in group retirement plans for large corporations, with EUR 872 million premium income in 2003. AG2R, the largest corporate accident and health insurer, is a strategic partner of LA MONDIALE and maintains a 50% stake in Arial;

•	LA MONDIALE EUROPARTNER (Luxemburg) is a European specialized platform, providing pensions for expatriates, with EUR 750 million assets under management.

The establishment of LA MONDIALE PARTICIPATIONS has allowed the group to develop itself, while maintaining full autonomy of the mutual. Additionally, it provides access to a broader range of financial means: retained earnings, subordinated debt, and minority shareholder funding.

About AEGON N.V.

AEGON N.V. is the holding company of one of the world’s largest listed insurance groups ranked by market capitalization and assets. The AEGON Group is headquartered in the Netherlands and employs more than 27,000 people worldwide.

AEGON’s businesses focus on life insurance, pensions, savings and investment products. The group is also active in accident and health insurance, general insurance and has limited banking activities. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, China, Hungary, Spain and Taiwan.

AEGON’s businesses encourage product innovation and reward value creation through a decentralized organization and endorse a multi-brand and multi-channel distribution approach. New products and service initiatives are developed by local business units, with a continuous focus on cost control, using tailored distribution channels to meet customers’ needs.

Safe harbor

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

LA MONDIALE	AEGON N.V.
Press contacts	Group Corporate Affairs &
Investor Relations

Laure Le Roch	The Hague, The Netherlands
Tel +33 (0)1 44 94 67 54	Analysts & Investors +31 (0)70 344 8305
E-mail laure.leroch@lamondiale.com	Media + 31(0) 70 344 8344
Email gca-ir@aegon.com

Baltimore, The United States
Analysts & Investors:
+1 877 548 9668(toll free); +1 410 576 4577
Media: +1 410 576 4526
Email ir@aegonusa.com

Website: www.lamondiale.com	Website: www.aegon.com